UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Estre Ambiental, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3206V100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100	13G

1.	Names of Reporting Persons Simon Posen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,480,655

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,480,655

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,480,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G3206V100	13G

Item 1(a).	Name of Issuer: Estre Ambiental, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: 4509, Avenida Brigadeiro Faria Lima, 8th Floor, Vila Olímpia, São Paulo 04538-133—SP Brazil.

Item 2(a).	Name of Person Filing: This statement is filed by Simon Posen (the “Reporting Person”).
Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal address of the Reporting Person is 1 N Moore St, New York, NY 10013.
Item 2(c).	Citizenship: The Reporting Person is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”).*

* The Ordinary Shares are the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Person holds (i) 1,750,007 warrants to purchase Ordinary Shares (“Warrants”), each Warrant exercisable for one Ordinary Share at a price of $11.50 per share, (ii) 1,730,648 Class B shares of the Issuer, par value $0.0001 per share (“Class B Shares”), and (iii) 1,730,648 shares of Class B common stock of Estre USA Inc., par value $0.0001 per share (“Class B Common Stock”). The holders of Class B Common Stock are entitled to exchange their shares of Class B Common Stock for Ordinary Shares (on a share-for-share basis) and, upon such exchange, an equal number of Class B Shares held by the exchanging shareholder will be automatically surrendered to the Issuer for no consideration. The Class B Shares provide for voting rights only and no economic rights.

Item 2(e).	CUSIP Number: G3206V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not Applicable.

CUSIP No. G3206V100	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)	Amount beneficially owned: 3,480,655 Ordinary Shares
(b)	Percent of class: 7.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 3,480,655
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 3,480,655
	(iv)	Shared power to dispose or to direct the disposition of: 0

The Reporting Person holds 1,750,007 Warrants, each Warrant exercisable for one Ordinary Share at a price of $11.50 per share, and 1,730,648 shares of Class B Common Stock that may be exchanged for Ordinary Shares on a share-for-share basis, which collectively represent 7.1% of the total Ordinary Shares issued and outstanding, calculated based upon 45,636,732 Ordinary Shares outstanding as of December 31, 2018 as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2019.

The holders of Class B Common Stock are entitled to exchange their shares of Class B Common Stock for Ordinary Shares (on a share-for-share basis) and, upon such exchange, an equal number of Class B Shares held by the exchanging shareholder will be automatically surrendered to the Issuer for no consideration. The Class B Shares provide for voting rights only and no economic rights.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. G3206V100	13G

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2020

/s/ Simon Posen
Name: Simon Posen